Form 10KSB40, Exhibit 13
period 1995-09-30
EIP MICROWAVE INC
filed 1995-12-29
CIK 26782

                                                                      EXHIBIT 13

                               EIP MICROWAVE, INC.
                               1995 ANNUAL REPORT

                                _________________

                        For Year Ended September 30, 1995

                                                                      EXHIBIT 13


EIP IS ON COURSE


We believe EIP has the resources to stay on course:

     The right people to be the preferred wireless and microwave test and measurement company.

          The right technologies to fulfill the needs of the telecommunications, wireless, and defense electronics markets.

               The right strategies for the future.


(PHOTO OF EXECUTIVES)















JOHN ARDIZZONE                     IVAN ANDRES                               PETE PRAGASTIS
CFO, VICE PRESIDENT OPERATIONS     VICE PRESIDENT, MARKETING AND SALES       MANAGER OF ENGINEERING



During the past two years, a significant turnaround has taken place - see Summary of Operations on page 7.

THE RIGHT PRODUCTS FOR TODAY AND THE FUTURE.



     (Photos of products - pages 2-3)

     THE 1110A FAMILY OF COMMUNICATIONS BAND SYNTHESIZERS CAN GENERATE AN UNPRECEDENTED VARIETY OF TODAY'S DIGITAL WIRELESS SIGNALS.

     EIP'S STATE-OF-THE-ART 1140A MICROWAVE SYNTHESIZER WAS SELECTED AS THE SIGNAL SOURCE FOR THE US AIR FORCE F-15 DOWN SIZED TESTER.




     RECENT BENCHTOP PRODUCT INTRODUCTIONS HAVE STRENGTHENED EIP'S STRONG POSITION IN THE COUNTER MARKET.

     AS EARLY PIONEER IN THE VXI MARKET, EIP MAINTAINS A LEADERSHIP POSITION IN THIS RAPIDLY EXPANDING FIELD.

EIP Microwave, Inc., (EIP) specializes in the design and manufacture of high quality microwave and RF test and measurement instruments. Microwaves are extremely high frequency electromagnetic signals that offer unique advantages when employed in such applications as communications and defense electronics. For maximum performance, most microwave systems require periodic calibration using precision test instruments such as those manufactured by EIP. The Company also engages in the manufacture of radio frequency (RF) products for the telecommunications and wireless industries.

EIP instruments are used to test microwave and RF devices throughout the development, manufacture and field service phases of the device's life cycle.

EIP develops its products primarily for use in telecommunications, wireless and defense electronics. Principal customers include research and development, and production organizations, telephone companies, military and civilian government agencies, and military subcontractors. EIP products are sold worldwide through a network of independent manufacturers' representatives.

CONSOLIDATED FINANCIAL HIGHLIGHTS


RESULTS OF OPERATIONS
For the years ended September 30,                       1995             1994          1993

(Dollars in thousands except per share data)

Net sales                                             $6,721           $5,389        $6,089
Research, development and engineering                   $742             $620        $1,022
Net income (loss)                                       $125            $(453)        $(806)


PER SHARE DATA

Net income (loss)                                      $0.30           $(1.06)       $(1.82)
Book value                                             $4.05            $3.76         $4.53

NEW ORDERS

Bookings                                              $7,127           $5,929        $5,538
Backlog                                               $1,210             $862          $353

BALANCE SHEET

Working capital                                       $1,415           $1,102        $1,332
Borrowings                                                 -                -             -
Stockholders' equity                                  $1,716           $1,591        $2,044


TO OUR STOCKHOLDERS





OVERVIEW

     In 1995 we surpassed expectations and significantly increased sales, orders and earnings. The year represents a repositioning of the Company for what we expect will be an era of profitable growth. The upward trend in sales, orders and earnings is expected to continue due to a revitalization of our sales and marketing effort, new product introductions, including products that address the growing commercial wireless market, and continued growth in the VXI market.

     Net income increased to $125,000 in fiscal 1995, compared to a loss of $453,000 in fiscal 1994. Net sales increased in fiscal 1995 by 25% to $6,721,000, compared to $5,389,000 in fiscal 1994. Orders increased 20% to $7,127,000 from $5,929,000 for 1994. Backlog increased 40% to $1,210,000 at
September 30, 1995, compared to $862,000 at September 30, 1994. These improvements resulted primarily from an increase in international business, an increase in orders from government contractors, an increase in business for products configured in the VXIbus format, and a continued focus on controlling costs.

     EIP Microwave, Inc. remains in a leadership position in terms of the number of products developed and available in the VXI format as the VXI market continues to grow. With the introduction of the SimCard product in the VXIbus format, penetration of the fast growing commercial wireless market is occurring.

     Gross profit margin improved to 46%, compared to 44% last year, due to changes in product mix and increased production and sales volume.

     Research and development expenses increased 20% to $742,000 in fiscal 1995, from $620,000 in the prior year, as the Company continues to focus on new product development.

     Selling, general and administrative expenses increased 4% to $2,289,000 in fiscal 1995, compared to $2,197,000 last year, primarily due to increased commission resulting from increased sales volume.

FINANCIAL CONDITION

     As in prior years, the Company managed its balance sheet and financed its business from cash on hand and cash generated from operations. On November 27, 1995, the Company renewed its bank line of credit ("line") which provides for borrowings up to 70% of eligible accounts receivable, not to exceed $500,000, which expires November 15, 1996. This line is secured by the Company's accounts receivable, inventory and fixed assets. The agreement, as amended, contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and certain financial ratios, including debt to net worth. The Company believes that the cash on hand, funds generated from operations and the Company's line of credit will adequately finance the Company's operations during fiscal 1996.

OUTLOOK

     Focus will be on new product development with an emphasis on products with increased commercial applications, including products for the wireless market. The Company will continue to concentrate on orders for product configured in the VXIbus format. Controlling expenses and minimizing debt will also be of primary importance in fiscal 1996.


/s/  J. Bradford Bishop

J. Bradford Bishop
Chairman of the Board and
Chief Executive Officer


/s/  John F. Bishop

John F. Bishop
Vice-Chairman of the Board,
President, Secretary and Treasurer

SELECTED CONSOLIDATED FINANCIAL DATA


SUMMARY OF OPERATIONS

For the years ended September 30,                         1995                 1994                  1993
(Dollars in thousands except per share data)
Net sales                                            $6,721     100%      $5,389    100%       $6,089      100%
Gross profit                                          3,075      46%       2,360     44%        2,594       43%
Research, development and engineering                   742      11%         620     12%        1,022       17%
Other expenses                                        2,207      33%       2,193     41%        2,378       39%
Net income (loss)                                       125       2%       (453)    (8)%         (806)    (13)%
Net income (loss) per share                            0.30                (1.06)               (1.82)
Weighted average shares of common
  stock and equivalents (in thousands)                  423                  428                  442

FINANCIAL POSITION

Working capital                                       1,415                1,102                1,332
Long-term debt                                            -                    -                    -
Stockholders' equity                                  1,716                1,591                2,044
Total assets                                          3,017                2,744                2,981

RATIO ANALYSIS (%)

Percent of net sales:
  Gross profit                                           46                   44                   43
  Research, development and engineering                  11                   12                   17
  Other expenses                                         33                   41                   39

Current ratio                                         2.09x                1.96x                2.42x
Debt to equity ratio (interest bearing)                   -                    -                    -
Debt ratio (total liabilities to total assets)          43%                  42%                  31%



This data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition on pages 8-9.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS

Net sales for fiscal 1995 were $6,721,000, a 25% increase from fiscal 1994 sales of $5,389,000. The increase in net sales in fiscal 1995, compared to the prior year, was primarily attributable to increased international sales, orders from government contractors, and sales of products configured in the VXIbus format. The 11% decrease in fiscal 1994 net sales, compared to fiscal 1993 net sales of $6,089,000 was attributable to market softness for the Company's products. Average sales prices and foreign exchange rate fluctuations did not have a material impact on net sales or gross profit margins for the last three fiscal years.

The Company's gross profit margin increased in fiscal 1995 to 46%, from 44% in fiscal 1994, and 43% in fiscal 1993. The increase in the fiscal 1995 gross profit margin, compared to fiscal 1994 and fiscal 1993, is primarily due to a change in product mix, and allocating a fixed element of overhead cost over a higher production and sales volume as well as cost reduction activities in fiscal 1994. Inflation did not have a material effect on revenues nor gross profit during fiscal years 1995, 1994 or 1993.

Incoming orders for fiscal 1995 were $7,127,000, a 20% increase from $5,929,000 for the same period a year ago. Backlog at September 30, 1995, was $1,210,000, a 40% increase from $862,000 at September 30, 1994. The increase in orders and backlog in fiscal 1995, compared to the prior year, was primarily due to increased international orders, orders from government contractors, and orders for products configured in the VXIbus format. Incoming orders for the fiscal 1994 year increased 7% from $5,538,000 for the same period of the previous year. Backlog at September 30, 1994 increased 144% from $353,000 at September 30, 1993.

The increases in orders and backlog for fiscal 1994, compared to fiscal 1993, were due to an increase in order activity late in the 1994 fiscal year from the United States Government and its contractors, and due to increased orders for products configured in the VXIbus standard.

Research, development and engineering expenditures increased 20% to $742,000 in fiscal 1995, from $620,000 in the prior fiscal year. The increase in fiscal 1995, compared to fiscal 1994, was a result of increased new product development expenditures. Research, development and engineering expenditures in fiscal 1994 decreased 39%, compared to $1,022,000 in the prior year, primarily due to the completion of significant research projects during late fiscal 1993. The majority of the fiscal 1995 and 1994 investment was in the development of non-VXIbus standard product.

Selling, general and administrative expenses increased 4% in fiscal 1995 to $2,289,000, compared to $2,197,000 in fiscal 1994, primarily due to increased commission expense resulting from increased sales volume. Selling, general and administrative expenses decreased 8% in fiscal 1994, compared to $2,399,000 in fiscal 1993, primarily due to a reduction in head count and reduced commission expense resulting from decreased sales volume.

The Company earned interest and dividend income of $25,000, $4,000, and $21,000, during fiscal 1995, 1994, and 1993, respectively. The increase in interest and dividend income earned in fiscal 1995, as compared to fiscal 1994, was primarily due to increased earnings performance in short-term securities. Also included in fiscal 1995 interest and other, net, is a gain on sales of fixed assets of $56,000. The decrease in interest and dividend income in fiscal 1994, as compared to fiscal 1993, was primarily due to reduced earnings performance in short-term securities.

As a result of the foregoing, the Company earned $125,000 in fiscal 1995, as compared to a net loss of $453,000 in fiscal 1994, and a net loss of $806,000 in fiscal 1993.

FINANCIAL CONDITION

As in prior years, the Company managed its balance sheet and financed its business from cash on hand and cash generated from operations. Accordingly, the Company had no long-term debt and no short-term bank borrowings at September 30, 1995. At September 30, 1995, the Company's cash and short-term investments combined were $445,000, compared to $519,000, at September 30, 1994, as the Company used cash on hand to fund capital expenditures, and to fund operations. The Company's accounts payable balance increased by $83,000 to a September 30, 1995 year end balance of $610,000. At September 30, 1995, the Company had no material commitments for capital expenditures.

Working capital increased by $313,000 in fiscal 1995, after a decrease of $230,000 in fiscal 1994. The Company's current ratio increased to 2.09:1 at September 30, 1995, from 1.96:1 at September 30, 1994.

In addition to funds generated from operations, on November 27, 1995, the Company renewed a line of credit agreement with a bank that allows the Company to borrow on a short-term basis through November 15, 1996. The maximum borrowings under this agreement are the lesser of $500,000, or 70% of the net amount of the Company's eligible accounts receivable as determined by the bank, bearing interest at the prime rate plus 2% per annum, provided that the interest rate in effect each month shall not be less than 7.50% per annum. The agreement, as amended, contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and certain financial ratios, including debt to net worth.

Although the covenants have not materially limited the Company's borrowing capabilities in the past, future performance and levels of capital expenditures could reduce the total amount of funds available at any given time. The agreement also precludes or limits the Company in taking certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the bank's prior written consent. The credit arrangement is secured by substantially all of the Company's assets. At September 30, 1995, no borrowings were outstanding on this line.

The Company believes that the cash on hand and funds generated from operations will provide for the cash requirements for fiscal 1996.

CONSOLIDATED BALANCE SHEETS



(Dollars in thousands, except per share data)     September 30,         September 30,
                                                     1995                    1994
ASSETS
Current assets:
  Cash and cash equivalents                        $  126                $  211
  Short-term investments                              319                   308
                                                  -------------------------------
                                                      445                   519
  Accounts receivable, net                          1,064                   714
  Inventories                                       1,133                   984
  Prepaid expenses                                     74                    38
                                                  -------------------------------

  Total current assets                              2,716                 2,255

Property and equipment, net                           271                   459
Other assets                                           30                    30
                                                  -------------------------------
                                                   $3,017                $2,744
                                                  -------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                 $  610                $  527
  Accrued liabilities                                 691                   626
                                                  -------------------------------

  Total current liabilities                         1,301                 1,153
                                                  -------------------------------
Commitments and contingencies (Note 5)

Stockholders' equity:
  Common stock, $.01 par value; authorized -
  10,000,000 shares; 423,307 shares
  issued and outstanding                                5                     5
  Additional paid-in capital                          844                   844
  Retained earnings                                   867                   742
                                                  -------------------------------

Total stockholders' equity                          1,716                 1,591
                                                  -------------------------------
                                                   $3,017                $2,744
                                                  -------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF OPERATIONS


For the years ended September 30,                             1995                 1994              1993
(Dollars in thousands except per share data)
Net sales                                                    $6,721                $5,389           $6,089
                                                             ----------------------------------------------
Cost and expenses:
   Cost of sales                                              3,646                 3,029            3,495
   Research, development and engineering                        742                   620            1,022
   Selling, general and administrative                        2,289                 2,197            2,399
   Interest and other, net                                      (81)                   (4)             (21)
                                                             ----------------------------------------------
   Total costs and expenses                                   6,596                 5,842            6,895
                                                             ----------------------------------------------

Net income (loss)                                             $ 125               $  (453)          $ (806)
                                                             ----------------------------------------------
                                                             ----------------------------------------------

Net income (loss) per share                                  $ 0.30               $ (1.06)         $ (1.82)
                                                             ----------------------------------------------
                                                             ----------------------------------------------

Weighted average common shares outstanding                      423                   428              442
                                                             ----------------------------------------------
                                                             ----------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                   Additional
                                                          Common Stock              Paid-in          Retained
(Dollars in thousands)                                 Shares       Amount         Capital           Earnings         Total
Balance at September 30, 1992                         423,307         $ 4              $772           $2,001          $2,777
   Stock issues                                        28,132           1                72                -              73
   Net loss                                                 -           -                 -             (806)           (806)
                                                      -----------------------------------------------------------------------

Balance at September 30, 1993                         451,439           5               844            1,195           2,044
   Rescission of fiscal 1993 stock issuance           (28,132)          -                 -                -               -
   Net loss                                                 -           -                 -             (453)           (453)
                                                      -----------------------------------------------------------------------

Balance at September 30, 1994                         423,307           5               844              742           1,591
                                                      -----------------------------------------------------------------------
   Stock issues                                             -           -                 -                -               -
   Net income                                               -           -                 -              125             125
                                                      -----------------------------------------------------------------------

Balance at September 30, 1995                         423,307         $ 5              $844            $ 867          $1,716
                                                      -----------------------------------------------------------------------
                                                      -----------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (decrease) in cash


For the years ended September 30,                                 1995        1994          1993
(Dollars in thousands)
Cash flows from operating activities:
   Net income (loss)                                            $ 125        $ (453)       $ (806)
   Adjustments to reconcile net income (loss) to net cash
      (used in) provided by operating activities:
      Depreciation and amortization                               220           286           310
      (Gain) loss on the sale of capital equipment               (146)           10            35
      Change in assets and liabilities:
        Accounts receivable, net                                 (350)         (215)          477
        Inventories                                              (149)          161           233
        Prepaid expenses and other assets                         (36)           29             4
        Accounts payable                                           83           306          (172)
        Accrued liabilities                                        65           (90)         (142)
                                                               -----------------------------------

      Cash (used in) provided by operating activities            (188)           34           (61)
                                                               -----------------------------------

Cash flows from investing activities:
      Purchase of short-term investments                          (11)            -          (311)
      Capital expenditures                                        (41)          (70)         (180)
      Proceeds from the sale of capital equipment                 155             -             -
                                                               -----------------------------------

      Cash provided by (used in) investing activities             103           (70)         (491)
                                                               -----------------------------------

Decrease in cash and equivalents                                  (85)          (36)         (552)
Cash and equivalents at beginning of year                         211           247           799
                                                               -----------------------------------

Cash and equivalents at end of year                             $ 126         $ 211         $ 247
                                                               -----------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              September 30, 1995

NOTE 1.  THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

The Company is in a single industry segment constituting the development, manufacture, and sale of frequency test and measurement instruments. The Company's primary products are microwave frequency counters which represented 64% of net sales in 1995, 75% of net sales in 1994, and 83% of net sales in 1993. Substantially all of its activities are conducted in the United States and the Company has no foreign manufacturing operations nor material amounts of foreign assets. Export sales, principally to customers in Western Europe, as a percent of net sales were approximately 43% in 1995, 36% in 1994, and 48% in 1993. Profit margins are similar on foreign and domestic sales. Direct sales to the United States government and its contractors as a percent of net sales were approximately 36% in 1995 (11% to one government subcontractor), 44% in 1994, (14% to one government subcontractor), and 18% in 1993, (2% to one government subcontractor). Foreign sales through Marconi Instruments represented 19% of net sales in 1995, 16% of net sales in 1994 and 14% of net sales in 1993.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments, consisting of publicly traded preferred stocks and government bonds, which mature on November 16, 1995, are stated at fair value. Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires companies to classify investments in debt and equity securities with readily determinable fair values as "held-to-maturity", "available for sale", or "trading" and establishes accounting and reporting requirements for each classification. The Company classifies all securities held as available for sale. The adoption of SFAS 115 did not have a material effect on the Company's financial position or results of operations. Securities classified as available for sale are reported at their fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. Such unrealized gains and losses were immaterial as of September 30, 1995 and 1994. Government bonds have a maturity of one year or less. Publicly traded preferred stocks are considered highly liquid and are classified as short-term investments.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments in a variety of financial instruments such as certificates of deposit and marketable equity securities.

The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable balances. At September 30, 1995, the accounts receivable balance from three customers represented 19%, 17%, and 14% of net trade receivables.

INVENTORIES

Inventories are stated at the lower of standard cost, which approximates actual cost (determined on a first-in, first-out basis), or market.

PROPERTY AND EQUIPMENT

Purchased property and equipment are stated at cost and are depreciated using the straight-line method over lives ranging from three to eight years. Self-constructed demonstrator products are stated at their standard manufacturing cost.

REVENUE RECOGNITION AND WARRANTY

Sales are recognized at the time of shipment provided no significant obligations remain and collectibility is probable. The Company provides for the estimated costs of fulfilling its warranty obligation at the time the related sale is recorded.

INCOME TAXES

The Company utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns.

NET INCOME (LOSS) PER SHARE

The calculation of net income (loss) per share is based upon the weighted average number of shares outstanding during the year. Common stock equivalents were not materially dilutive.

NOTE 2.  CONSOLIDATED BALANCE SHEET DETAIL


(Dollars in thousands)               September 30,
                                   1995        1994
Accounts receivable:
  Trade                           $1,138      $  788
  Less - allowance for
    doubtful accounts                (74)        (74)
                                  ------------------
                                  $1,064      $  714
                                  ------------------
                                  ------------------
Inventories:
  Raw materials                   $  633      $  576
  Work-in-process                    489         401
  Finished goods                      11           7
                                  ------------------
                                  $1,133      $  984
                                  ------------------
                                  ------------------
Property plant and equipment:
  Machinery and
    equipment                     $3,168      $3,222
  Computer equipment
    and software                   1,160       1,270
  Demonstrator equipment             359         395
  Furniture, fixtures
    and other fixed assets           471         501
                                  ------------------
                                   5,158       5,388
  Less: accumulated
    depreciation                  (4,887)     (4,929)
                                  ------------------
                                  $  271      $  459
                                  ------------------
                                  ------------------
Accrued liabilities:
  Salaries, wages
    and benefits                  $  157      $  120
  Commissions                         61          54
  Warranty                            66          67
  Other                              407         385
                                  ------------------
                                  $  691      $  626
                                  ------------------
                                  ------------------

NOTE 3.  EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN

The Company has a Retirement/Savings Plan which qualifies as a thrift plan under
Section 401(k) of the Internal Revenue Code. All employees who have completed three months of service on or before the semiannual entry period are eligible to participate in the Retirement Plan. The Retirement Plan allows participants to contribute up to 12% of their earnings to the Retirement Plan and deduct this amount from their wages for federal income tax purposes. The Company will contribute 50 cents for each dollar contributed by the employee up to 3% of total wages. Company contributions in fiscal years 1995, 1994, and 1993, totaled $38,000, $37,000, and $45,000, respectively.

INCENTIVE COMPENSATION

The Company has an incentive compensation plan which provides for awards of bonuses to officers and key employees based principally on achieving stipulated Company financial objectives. In making specific awards, consideration is given to the individual's contribution to the success of the Company, to the success and performance of the unit or department of which the individual is a member, and to the achievement of individual performance goals established at the beginning of the fiscal year. The formula for computing bonuses has been subject to annual modification and may in the future be again modified at the discretion of the Board of Directors. Bonuses of $61,000 were awarded for fiscal 1995 results. No bonuses were awarded for fiscal 1994 or fiscal 1993 results.

STOCK APPRECIATION RIGHTS PLAN

On November 11, 1992, the Board of Directors adopted a Stock Appreciation Rights Plan ("SAR Plan"). The SAR Plan provides for the award of appreciation rights ("SARs") to officers and key management employees of the Company entitling such participants to receive the increase, if any, in the value of one share of Company common stock from the date of the award to the date(s) of valuation established at the time of the award. Generally, SARs are deemed vested in five equal annual installments. Each award vested will be paid in cash on a scheduled payment date. During fiscal 1995 and 1994, no SARs were awarded. During fiscal 1993, an aggregate of 44,600 SARs were awarded; 34,600 SARs had an award price of $2.50, and 10,000 SARs had an award price of $2.75. A total of 2,760 SARs were vested during fiscal 1995. A total of 7,760 SARs were vested during fiscal 1994. No SARs were vested during fiscal 1993. A total of 960, 24,040 and 800 SARs were canceled during fiscal 1995, 1994 and 1993, respectively, leaving an aggregate of 8,280 SARs outstanding at September 30, 1995. The Company accrues a compensation liability over the vesting period based on the increase in the market value of the common stock over the award price. The liability recorded in fiscal 1995 was $34,660. At September 30, 1994, and at September 30, 1993, the average of the bid and ask price of Company common stock was less than the award price of the SARs awarded under the SAR Plan, and consequently, no compensation liability was recorded for either fiscal 1994 or fiscal 1993 relating to the SAR Plan.

STOCK OPTION PLAN

Under the Company's 1994 Stock Option Plan (the "Plan"), stock options may be awarded to directors, consultants and employees to purchase up to 80,000 shares of common stock at exercise prices determined by the Board of Directors. The options can generally be awarded for periods up to 10 years and are subject to vesting schedules as determined by the Board of Directors.

The following table summarizes option activity under the Plan:

                                       Options      Options          Options
                                      Available   Outstanding    Price Per Share
                                      ------------------------------------------
Balance at  September 30, 1994              -            -          $       -
Options authorized                     80,000            -                  -
Options granted                       (57,500)      57,500              2.375
                                      ------------------------------------------
Balance at
  September 30, 1995                   22,500       57,500            $ 2.375
                                      ------------------------------------------

As of September 30, 1995, none of the awarded options are exercisable.


NOTE 4.  INCOME TAXES

Deferred tax assets (liabilities) are summarized as follows:


(Dollars in thousands)                             1995           1994           1993
Net operating loss carryforwards               $  1,016       $  1,104         $  982
Tax credit carryforwards                            106            106            106
Inventory and other valuation reserves              190            182            142
Other                                                 -             77            101
                                               --------------------------------------

Gross deferred tax asset                          1,312          1,469          1,331
                                               --------------------------------------

Depreciation expense                                  -            (35)           (82)
Other                                                 -             (5)            (5)
                                               --------------------------------------
Gross deferred tax liability                          -            (40)           (87)
                                               --------------------------------------
Deferred tax asset valuation allowance           (1,312)        (1,429)        (1,244)
                                               --------------------------------------
                                               $      -       $      -       $      -
                                               --------------------------------------
                                               --------------------------------------

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The U.S. net operating loss carryforward of approximately $2,600,000 at September 30, 1995, expires by fiscal year 2009 if not offset against taxable income. The amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

The Company's current building lease provides for rentals of $51,000 for fiscal year 1996. The Company has signed a lease for 20,331 square feet in another building located in Milpitas, California, for an initial term of three years ending October 31, 1998. The lease provides for rentals of $207,000, $226,000, and $226,000 for fiscal years 1996, 1997 and 1998, plus applicable real property taxes and insurance, and contains one three year renewal option. Future lease commitments for the next five fiscal years for all other leases are as follows (in thousands):

FISCAL YEAR ENDING SEPTEMBER 30,

   1996               $31
   1997                31
   1998                19
   1999                 5
   Thereafter           3
                      ---
                      $89
                      ---
                      ---

The Company also leases certain equipment on a month-to-month basis. Total rental expense under all operating leases was $300,000, $364,000, and $420,000, in fiscal years 1995, 1994, and 1993, respectively.

On October 1, 1995, the Company entered into an Employment Agreement (the "Agreement") with John F. Bishop, Vice-Chairman of the Board, President, Treasurer, and Secretary of the Company, whereby Mr. Bishop will provide his services for a monthly salary of $6,500 for an initial term of two years. On the first day of each month, the initial term is automatically extended for an additional month, unless either party notifies the other in writing of his or its desire not to extend the term. In the event the Company elects not to extend the term or there is a change in control of the Company, Mr. Bishop will continue to perform services for the Company for a three month transition period and the Company would maintain his compensation and other benefits for the three month transition period and an additional twenty-one months. The Agreement also allows Mr. Bishop the use of an automobile and the right to receive title to the automobile, arising out of his agreement to forgo $56,846 of salary in prior years. Maintenance, insurance and gasoline costs for the automobile and an office location are also part of the Agreement. The corporate office is currently located in Newport Beach, California, leased at a monthly rate of $1,320 on a month-to-month basis.

NOTE 6.  LINE OF CREDIT

On November 27, 1995, the Company renewed a bank line of credit ("line") which provides for borrowings up to 70% of eligible accounts receivable, not to exceed $500,000, which expires November 15, 1996. Interest is charged at the bank's prime rate plus 2% provided that the interest rate in effect each month shall not be less than 7.5% per annum, and is payable monthly. This line is secured by the Company's accounts receivable, inventory and fixed assets. The agreement, as amended, contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and certain financial ratios, including debt to net worth.

REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors and
Stockholders of EIP Microwave, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of EIP Microwave, Inc. and its subsidiary at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/  Price Waterhouse LLP

PRICE WATERHOUSE LLP
San Jose, California
November 14, 1995

STOCKHOLDERS' INFORMATION

PER SHARE STOCK DATA

     1995                      BID
                          HIGH       LOW
     First Quarter       3 1/4     1 3/4
     Second Quarter      7         1 3/4
     Third Quarter       9 1/4     1 1/4
     Fourth Quarter      7 1/2     5 1/2

     1994                      BID
                          HIGH       LOW
     First Quarter       1 3/4     1 1/4
     Second Quarter      1 1/4     1
     Third Quarter       1 3/8     1
     Fourth Quarter      1 3/4     1 1/4

The above table reflects the high and low bid information for the common stock of EIP Microwave, Inc. based on quotes provided by NASDAQ Small Cap. These quotations reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The number of stockholders of record as of December 18, 1995 was 146.

Under the terms of the current credit agreement, the Company may not pay or declare dividends without the bank's prior written consent. No dividends were paid during the past three (3) fiscal years.

ANNUAL MEETING

The Company's Annual Meeting of Stockholders will be held at 10:30 A.M. on February 7, 1996, at One Big Canyon Drive, Newport Beach, California 92660.

FORM 10-KSB

A copy of the Company's Annual Report on Form 10-KSB for 1995 filed with the Securities and Exchange Commission may be obtained by stockholders without charge by a written request to John Ardizzone , EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, California 95035-8024.

REGISTRAR AND TRANSFER AGENT

First Interstate Bank is the transfer agent and registrar for the Company's common stock. Notices regarding changes of address, lost or stolen stock certificates and transfers of stock, other than purchases or sales of stock, should be directed to First Interstate Bank, 15821 Ventura Boulevard, Suite 670, Encino, CA 91436-2946, Attention Stock Transfer Department.

"STREET NAME" HOLDERS

Some stockholders have their shares registered in their broker's name or "street name". If you are a "street name" holder and are not receiving company communications directly, we will be pleased to add you to our mailing list. Please send your name and address to the Company's office.


BOARD OF DIRECTORS                                CORPORATE OFFICERS
J. BRADFORD BISHOP                                J. Bradford Bishop, Chairman of the Board
Chairman of the Board and                            and Chief Executive Officer
Chief Executive Officer
EIP Microwave, Inc.                               John F. Bishop, Vice-Chairman of the Board,
                                                     President, Secretary and Treasurer
JOHN F. BISHOP
Vice-Chairman of the Board,                       John J. Ardizzone, Jr., Chief Financial Officer,
President, Secretary and Treasurer                   Vice President Operations, and
EIP Microwave, Inc.                                  Assistant Secretary

ROBERT D. JOHNSON 1,2                             Ivan Andres, Vice President,
Private Investor                                     Marketing and Sales

JAMES J. SHELTON 1,2
Private Investor, Venture Capitalist              INDEPENDENT ACCOUNTANTS
                                                  Price Waterhouse LLP, San Jose, California
J. SIDNEY WEBB 1,2
Chairman of the Board
The Titan Corporation                             INFORMATION CONTACT
  (Manufacturer of defense and industrial         John J. Ardizzone, Jr., Chief Financial Officer,
   products and systems.)                             Vice President Operations
                                                  EIP Microwave, Inc.
                                                  1745 McCandless Drive
                                                  Milpitas, CA 95035-8024
                                                  408/945-1477


1 Member, Audit Committee
2 Member, Compensation Committee